SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

ERICSSON US 401(k) Plan

(Title of the Plan)

ERICSSON INC

Formerly Anaconda-Ericsson Inc. and Ericsson North America Inc.

6300 Legacy Drive

Plano, TX 75024

(Name and address of principal executive offices of the employer sponsoring the Plan)

TELEFONAKTIEBOLAGET LM ERICSSON

(Exact name of Issuer as specified in its charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Issuer’s Name into English)

Kingdom of Sweden

(Jurisdiction of Incorporation)

(Telefonplan, S-126-25 Stockholm Sweden)

(Name and address of principal executive offices of the Issuer of the securities)

ERICSSON US 401(k) Plan

FINANCIAL STATEMENTS, SUPPLEMENTAL

SCHEDULE AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016 AND 2015

ERICSSON US 401(k) PLAN

Tel: 214-969-7007	600 N Pearl Street, Suite 1700
Fax: 214-953-0722	Dallas, TX 75201
www.bdo.com

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Ericsson US 401(k) Plan

Plano, Texas

We have audited the accompanying statements of net assets available for benefits of the Ericsson US 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule, Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of and for the year ended December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dallas, Texas

June 29, 2017

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

ERICSSON US 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2016 AND 2015

(Thousands of dollars)

	2016	2015
Investments
Investments in Master Trust, at fair value (Notes 3 and 5)	$—	$2,458,493
Investments, at fair value (Notes 5)	2,487,200	—
Investment in Master Trust, at contract value (Note 8)	—	274,831
Investment, at contract value (Note 8)	364,627	—

Total investments	2,851,827	2,733,324

Receivables
Notes receivable from participants	20,910	24,928
Employee’s contributions receivable	—	1
Employer’s contributions receivable	2,014	2,511

Total receivables	22,924	27,440

Net assets available for benefits	$2,874,751	$2,760,764

See accompanying notes to the financial statements.

ERICSSON US 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2016

(Thousands of dollars)

ADDITIONS
Investment loss:
Plan interest in Master Trust investment income (Note 3)	$139,150
Plan investment income	64,791

Total investment income	203,941

Interest on participant notes receivable	1,020

Contributions:
Participants	104,274
Employer	75,017
Rollover	10,867

Total contributions	190,158

Total Additions	395,119

DEDUCTIONS
Benefits paid to participants	(277,960)
Corrective distribution	(30)
Deemed distribution	(1,113)
Administrative expenses	(3,571)

Total Deductions	(282,674)

Net increase	112,445

Transfer into the Plan due to Plan merger	1,542

Net assets available for benefits:
Beginning of year	2,760,764

End of year	$2,874,751

See accompanying notes to the financial statements.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

(Thousands of dollars)

1.	THE PLAN

The following description of the Ericsson US 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision. The Plan was created by action of the board of directors of Ericsson Inc. (the “Company” or “Ericsson” or the “Employer”) on May 27, 1983, effective July 1, 1983. The Plan is a defined contribution plan and is administered by an administrative committee (the “Committee”) which monitors the investment objectives and performance of the Plan’s individual investment options.

The Plan is a single employer plan.

Effective August 24, 2009, a Master Trust was created to permit the commingling of trust assets of both the Plan and the Ericsson Services 401(k) Plan. On December 28, 2012 the Ericsson Services 401(k) Plan was merged into the Ericsson US 401(k) Plan formerly called the Ericsson Capital Accumulation and Savings Plan. Total assets transferred into the Plan due to the merger were approximately $140,800. Effective July 18, 2016 Great-West Trust (“Trustee”) was made trustee of the Plan and the Master Trust was dissolved. JPMorgan Chase Bank Investor Services was the former trustee (“former Trustee”). Currently, Empower Retirement, the retirement services business of Great-West Financial, is the recordkeeper of the Plan.

Participant contributions are made to the Trustee for investment each pay period. There are currently seven collective trusts or collectively known as the “Stable Value Fund”, eleven mutual funds, a commingled fund and two separate accounts. In addition there are two asset allocation funds to which participants may direct their investments and a self – directed brokerage account (“SDA”). The SDA allows access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through the Trustee. Employees interested in SDA can contact Empower or by visiting empower-retirement.com/participant to request an enrollment kit which includes application information or can contact the call center and request an application. Participants can choose these options for their contributions as well as the Company contributions.

Effective March 1, 2016 the Envivio Defined Contribution Plan merged into the Plan. Total assets transferred into the Plan due to the merger were approximately $1,542. This allowed the Envivio employees who satisfied the eligibility requirements of the Plan participation in the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are presented using the accrual method of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

(Thousands of dollars)

Risks and Uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Contributions and Contribution Receivables

Contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan from participants or the Employer that have not been included in the Plan’s investments at year end. Contributions receivable are recorded at cost, which approximates their fair value. Total contributions receivable were $2,014 and $2,512 at December 31, 2016 and 2015, respectively.

Valuation of Investments

The Plan’s investments are reported at fair value, with the exception of the Stable Value Fund which is reported at contract value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). See Note 5 for further discussion of fair value and fair value measurements. See Note 8 for further discussion of investments carried at contract value.

Investment Income

Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Security Transactions

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Realized gains and losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains and losses represent the net change in market value of investments held during the year which are presented at fair value, with adjustments for investments sold.

Upon withdrawal from the Plan, participants invested in Company stock may elect to receive cash or Company stock. Whenever a participant receives stock, the difference between the cost of such stock and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan. Gains or losses are also realized whenever stocks are sold in satisfaction of the participants’ election to take cash upon withdrawal.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

(Thousands of dollars)

Vesting and Forfeitures

Company and active participants’ capital accumulation contributions, and participants’ savings contributions, and the earnings thereon, are fully and immediately vested, with the exception of non-active participants transferred in from other plans, which continue to be subject to the former plans’ vesting requirements. Accordingly, the forfeiture balance as of December 31, 2016 and 2015 was $1,234 and $895, respectively. During 2016, $892 of forfeitures were used to pay Plan administrative expenses.

Expenses of the Plan

All net costs and expenses of the Plan and its administration, including all fees and expenses of the Trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the Trustee out of the fund or account involved in such purchase or sale. Participants are responsible for their own managed account fees, brokerage fees, and loan fees.

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

Notes Receivable from Participants

Notes receivables from participants may be granted to participants in an amount not to exceed 50% of the participant’s contribution account. The maximum loan amount is fifty thousand dollars minus the participant’s highest loan balance (if any) during the previous 12 months; the minimum loan amount is one thousand dollars. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. An employee is allowed only one loan at a time. If an employee misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a ‘deemed distribution’, which is taxable income to the employee. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2016, interest rates range from 3.25% to 10.50%.

Termination Priorities

The Company reserves the right, by action of the board, to amend, suspend or terminate the Plan. In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the participants’ accounts and all assets held under the Plan will be held for distribution to the participants.

The Company currently has no plans to terminate the Plan.

Benefit Payments

At December 31, 2016 and 2015, there were no benefit claims which had been processed and approved for payment but not yet paid. At Empower Retirement, the recordkeeper of the Plan, benefit payments are determined, paid and taxed to participants based upon the date the check is first processed. For financial statement purposes, benefit payments are recorded when paid.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

(Thousands of dollars)

Recently Issued Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied will continue to be included in the fair value hierarchy along with the related required disclosures. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, and is to be applied retrospectively, with early adoption permitted. The Company early adopted ASU 2015-07 for the year ended December 31, 2015. Other than the change to disclosures the adoption of this standard did not have a material impact on the financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient (“ASU 2015-12”). The FASB is issuing this update in response to a proposal developed by the Emerging Issues Task Force (“EITF”) to reduce complexity in employee benefit plan accounting.

Part I of ASU 2015-12 requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value. Contract value is the relevant measure for those contracts because that is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Part I also eliminates certain disclosures, including average yield earned by the Plan and the methodology used to calculate the interest crediting rate. Part I is to be applied retrospectively and early adoption is permitted. The Company elected to early adopt Part I of ASU 2015-12 for the year ended December 31, 2015 via retrospective application.

Part II of ASU 2015-12 requires plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II also eliminated the requirement to disclose the net appreciation and depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. Part II is to be applied retrospectively and early adoption is permitted. The Company elected to early adopt Part II of ASU 2015-12 for the year ended December 31, 2015 via retrospective application.

Part III of ASU 2015-12 provides a practical expedient to permit plans to measure investments and investment related accounts (for example, a liability for a pending trade with a broker) as of a month-end that is closest to the plan’s fiscal year end, when the fiscal period does not coincide with a month-end. If a plan applies the practical expedient and a contribution, distribution, and/or significant event occurs between the alternative measurement date and the plan’s fiscal year end, the plan should disclose the amount of the contribution, distribution, and/or significant event. Part

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

(Thousands of dollars)

III is to be applied retrospectively and early adoption is permitted. The Company elected to early adopt Part III of ASU 2015-12 for the year ended December 31, 2015 with no impact on the disclosures.

3.	THE MASTER TRUST

The trust holding the Plan’s assets was converted to a Master Trust on August 24, 2009 and was dissolved on July 18, 2016.

The Master Trust was created pursuant to a trust agreement between the Company and the former Trustee, as trustee of the funds, to permit the commingling of trust assets for investment and administrative purposes. The assets of the Master Trust were held by the former Trustee. The former Trustee received all participating employee and Company contributions to the Plan and held, managed, and invested the same in accordance with the investment election of each participating employee, the terms and conditions of the Plan, and the instructions and directions of the Committee. As of December 31, 2015, the Plan owned 100% of the assets in the Master Trust. Net investment income associated with the investments of the Master Trust were allocated to the Plan based upon the Plan’s participation in the investments that comprised the Master Trust and expenses of administering the Plan, including fees and expenses of the former Trustee, which could be charged to the Plan. Investment fees were charged against the earnings of the funds and portfolios. The Plan remained a Master Trust until July 18, 2016 and was dissolved as discussed in Note 1.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

(Thousands of dollars)

The following table summarizes the net assets and investment income of the Master Trust (in thousands).

NET ASSETS OF THE MASTER TRUST	December 31, 2015
Investments at fair value:
Vanguard Institutional Index-Inst Plus	$523,426
Prudential core plus bond-1	267,429
American Funds Europacific Growth-R6	282,779
Vanguard Mid Cap Index-Inst Plus	189,166
Jennison Separate Account	208,822
American Century US Value Yield Equity Trust 2	164,978
Vanguard Total Bond Market Index- Inst	155,502
Vanguard Small Cap Index-Inst	104,871
Prudential Small Cap Value-Q	82,671
T Rowe Price Mid-Cap Value Equity Trust	73,433
Eagle Funds	84,874
Eagle Small Cap Growth-Inst	59,182
LM Ericsson Telephone Company, ADR, Class B	46,338
Oppenheimer Developing Markets-I	20,862
JP Morgan Prime Money Market-Capital	81,313
JPMorgan Investment Self Directed Account	67,685
Columbia Acorn International-Y	45,162

Total investments at fair value	2,458,493

Investment at contract value:
Wells Fargo Stable Value Fund	274,831

Net assets available for benefits	$2,733,324

INVESTMENT INCOME OF THE MASTER TRUST	Year Ended December 31, 2016
Net appreciation in fair value of investments	$113,206
Dividends	19,547
Other income	6,397

Net investment income	$139,150

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

(Thousands of dollars)

4.	PLAN PARTICIPATION

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary and is defined as any regular salaried or hourly employee who is employed by a participating employer and receives regular compensation in the form of a weekly, biweekly semi-monthly or monthly salary from an Ericsson U.S. payroll. All eligible employees may participate in the Plan the first day of any calendar quarter following the date they become eligible. At December 31, 2016 and 2015, the numbers of active participants were roughly twelve thousand, respectively.

Eligible participants may contribute on a pre-tax and/or Roth basis any whole percentage from 1% to 50% of their eligible earnings up to current IRS limits into the Capital Accumulation 401(k) portion of the Plan; participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis. The Company contributes 3% of a participant’s eligible pay for employees who are not actively participating in the Company’s Defined Benefit Plan, whether or not the employee contributes. The Company also matches 100% of the first 3% and an additional 50% on the 4th% and 5th% contributed. All employee and Employer contributions are 100% vested immediately.

Participants may change their percentage payroll deduction elections at anytime during the year using the web-based Empower Retirement “Retireonline” system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year. There are no restrictions on the transfer of investment balances from L M Ericsson Telephone Co. shares of Common Stock to other investment funds.

Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Participants may, at any time, request certain in-service withdrawals in the form of a normal or hardship withdrawal. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for two full calendar years. Hardship withdrawals must meet certain requirements including approval by the Committee.

5.	FAIR VALUE MEASUREMENTS

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in ASC Topic 820; A) Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets and

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

(Thousands of dollars)

liabilities. B) Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost). C) Income approach: Techniques to convert future amounts to a single present amount based upon market expectation (including present value techniques, option-pricing and excess earnings models).

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

Mutual funds represent investments with various registered investment managers. The fair values of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the quoted market price as of December 31, 2016 and 2015 and classified as Level 1 assets.

Self-Directed Brokerage Accounts (SDA)

SDA accounts include investments in cash and cash equivalents, common stock, preferred stock, registered investment companies and partnerships and are classified as Level 2 investments. Cash and cash equivalent investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest. Common stock and preferred stock traded in active markets on national securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the Plan’s investment manager’s best estimates. Mutual funds in registered investment companies are valued as mentioned above. Partnerships are valued using the Plan’s investment manager’s best estimates based on the partnership’s financial statements and the plans allocation of earnings and losses.

Commingled Funds

Valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund minus applicable costs and liabilities and then divided by the number of shares outstanding. As these assets are measured at net asset value they are therefore excluded from the fair value hierarchy and included in other.

Common Stocks

Ericsson Inc. common stock and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

(Thousands of dollars)

Separately Managed Accounts

Self-managed fund consisting of a portfolio of assets under the management of a professional investment firm and primarily valued using prices obtained from independent pricing services and are classified as Level 2 investments.

The following tables provide information about the financial assets carried at fair value on a recurring basis as of December 31, 2016 and 2015. As explained in Note 2, in 2016 the Plan adopted ASU 2015-12 that eliminated fair value measurement and disclosure requirements for fully benefit-responsive investments (i.e. the Stable Value Fund). Prior year fair value disclosures presented below have been updated to reflect the adoption of this new guidance.

December 31, 2016	Level 1	Level 2	Level 3	Other (a)	Total
Mutual funds	$1,831,730	$—	$—	$—	$1,831,730
Separate accounts	—	275,991	—	—	275,991
Ericsson stock fund	30,855	—	—	—	30,855
Commingled funds	—	—	—	279,731	279,731
Self-directed accounts	—	68,893	—	—	68,893

Total investments at fair value	$1,862,585	$344,884	$—	$279,731	$2,487,200

December 31, 2015	Level 1	Level 2	Level 3	Other (a)	Total
Mutual funds	$1,977,341	$—	$—	$—	$1,977,341
Separate accounts	—	293,696	—	—	293,696
Ericsson stock fund	46,338	—	—	—	46,338
Commingled funds	—	—	—	73,433	73,433
Self-directed accounts	—	67,685	—	—	67,685

Total investments at fair value in Master Trust	$2,023,679	$361,381	$—	$73,433	$2,458,493

(a)	- As these assets are measured at net asset value they are therefore excluded from the fair value hierarchy and included in other.

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are Common Stock shares of LM Ericsson Telephone Company, a related party of Ericsson Inc. Ericsson Inc. sponsors the plan; therefore, these investments qualify as a party-in-interest transaction. The Plan recorded purchases of $8,531 and sales of $9,233 of the Company’s stock during the year ended December 31, 2016.

7.	TAX STATUS OF THE PLAN

Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code (“IRC”) and therefore, the trust is exempt from taxation under section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan covering its most recent amendments on April 6, 2017. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

(Thousands of dollars)

Management believes the Plan remains qualified under the applicable sections of the IRC and the Employee Retirement Income Security Act of 1974.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	FINANCIAL ASSETS CARRIED AT CONTRACT VALUE

The following table provides information as of December 31, 2016 and 2015 about the financial assets carried at contract value:

As of December 31,	2016	2015
Financial asset at contract value:
Stable Value Fund	$364,627	$274,831

The Plan holds investments in synthetic guaranteed investment contracts (“synthetic GICs”) as part of the stable value fund. The investments in synthetic GICs are presented at fair value on the table of the investments held in the Plan. The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets.

In determining the net assets available for benefits, the synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in ASC 962, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GICs are included in the financial statements at contract value as reported to the Plan by the Trustee, the investment manager. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

(Thousands of dollars)

9.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK IN THE PLAN

In accordance with the investment strategy of the managed accounts, the Plan’s investment managers may execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include equity, credit default and interest rate swap contracts. Equity swaps involve an agreement to exchange cash flows based on the total return of underlying securities.

Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Interest rate swaps involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan’s investment managers generally limit the Plan’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.

The Plan is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk.

Investments sold, but not yet purchased by the Plan as of December 31, 2016 and 2015 involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices.

Accordingly, these transactions result in off-balance sheet risk as the Plan’s ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased, may exceed the amount recognized in the financial statements.

The Plan’s investment managers typically monitor risk exposure related to financial instruments through the use of financial, credit and legal reporting systems.

As of December 31, 2016 and 2015, the Plan did not hold any such investments.

ERICSSON US 401(k) Plan

SCHEDULE H LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2016

(Thousands of dollars)

EIN: 06-1119960

Plan Number: 006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Collective Trusts:
***	Wells Fargo	Wells Fargo Fixed Income Fund F (A)	*	*	$161,482
***	Wells Fargo	Wells Fargo Fixed Income Fund N (A)	*	*	36,535
***	Wells Fargo	Wells Fargo Fixed Income Fund J (A)	*	*	36,922
***	Wells Fargo	Wells Fargo Fixed Income Fund E (A)	*	*	27,541
***	Wells Fargo	Wells Fargo Fixed Income Fund L (A)	*	*	73,904
***	Wells Fargo	Wells Fargo Stable Return Fund W (A)	*	*	9,762
***	Wells Fargo	Wells Fargo/Blackrock Short Term Investment Fund S (A)	*	*	18,481

					364,627
	Mutual Funds:
	American Funds	American Funds Europacific Growth-R6	*	*	254,258
	Eagle Funds	Eagle Small Cap Growth-R6	*	*	59,238
	Oppenhiemer	Oppenheimer Developing Markets-I	*	*	21,308
	Prudential Funds	Prudential Small-Cap Value-Q	*	*	87,546
	Prudential Jennison Funds	Prudential Core Plus Bond-1	*	*	277,635
	Vanguard Funds	Vanguard Total Bond Market Index-Inst Plus	*	*	171,559
	Vanguard Funds	Vanguard Total Intl Stock Index Instl	*	*	81,916
	Vanguard Funds	Vanguard Small-Cap Index-Inst Plus	*	*	117,546
	Vanguard Funds	Vanguard Institutional Index-Inst Plus	*	*	559,496
	Vanguard Funds	Vanguard Mid-Cap Index-Inst Plus	*	*	201,228

					1,831,730
	Commingled Fund:

	T. Rowe Price Funds	T Rowe Price Mid-Cap Value Equity Trust-D	*	*	86,214
	American Century Funds	American Century Us Value Yield Equity Trust-2	*	*	193,517

					279,731

	Separately Managed Accounts:
	Jennison	Federated Government Obligations Is #5 0	*	*	690
	Jennison	Adobe Systems Inc Common Stock	*	*	3,279
	Jennison	Albemarle Corp Common Stock	*	*	1,877
	Jennison	Alexion Pharmaceuticals Inc Common Stock	*	*	3,533
	Jennison	Alphabet Inc Common Stock Cl.C	*	*	5,628
	Jennison	Alphabet Inc Common Stock Cl.A	*	*	5,672
	Jennison	Amazon.Com Inc Common Stock	*	*	9,567
	Jennison	American Tower Corp Common Stock	*	*	1,963
	Jennison	Apple Inc Common Stock	*	*	8,594
	Jennison	Biomarin Pharmaceutical Inc Common Stock	*	*	1,676
	Jennison	Boeing Co Common Stock	*	*	3,583
	Jennison	Bristol Myers Squibb Co Common Stock	*	*	3,303

ERICSSON US 401(k) Plan

SCHEDULE H LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2016

(Thousands of dollars)

EIN: 06-1119960

Plan Number: 006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Jennison	Celgene Corp Common Stock	*	*	5,357
	Jennison	Charter Communications Inc Common Stock Cl.A	*	*	1,795
	Jennison	Concho Resources Inc Common Stock	*	*	3,852
	Jennison	Constellation Brands Inc Common Stock	*	*	1,153
	Jennison	Costco Wholesale Corp Common Stock	*	*	3,519
	Jennison	Eog Resources Inc Common Stock	*	*	2,953
	Jennison	Expedia Inc Common Stock	*	*	449
	Jennison	Facebook Inc Common Stock	*	*	7,149
	Jennison	Fedex Corp Common Stock	*	*	2,727
	Jennison	Fleetcor Technologies Inc Common Stock	*	*	2,619
	Jennison	General Electric Co Common Stock	*	*	2,124
	Jennison	Goldman Sachs Group Inc Common Stock	*	*	3,020
	Jennison	Adidas Ag Common Stock	*	*	3,163
	Jennison	Halliburton Co Common Stock	*	*	1,606
	Jennison	Illumina Inc Common Stock	*	*	842
	Jennison	Jpmorgan Chase & Co Common Stock	*	*	983
	Jennison	Marriott International Inc Common Stock	*	*	4,511
	Jennison	Mastercard Inc Common Stock Cl.A	*	*	5,740
	Jennison	Mcdonalds Corp Common Stock	*	*	1,169
	Jennison	Microsoft Corp Common Stock	*	*	5,975
	Jennison	Monster Beverage Corp Common Stock	*	*	3,039
	Jennison	Morgan Stanley Common Stock	*	*	1,190
	Jennison	Netflix Inc Common Stock	*	*	4,128
	Jennison	Nike Inc Common Stock	*	*	1,550
	Jennison	Nvidia Corp Common Stock	*	*	5,187
	Jennison	O’reilly Automotive Inc Common Stock	*	*	2,165
	Jennison	Palo Alto Networks Inc Common Stock	*	*	2,441
	Jennison	Parker Hannifin Corp Common Stock	*	*	1,903
	Jennison	Priceline Grp Inc Common Stock	*	*	3,731
	Jennison	Qualcomm Inc Common Stock	*	*	3,490
	Jennison	Red Hat Inc Common Stock	*	*	2,390
	Jennison	Regeneron Pharmaceuticals Common Stock	*	*	1,805
	Jennison	S&P Global Inc Common Stock	*	*	1,913
	Jennison	Salesforce Com Inc Common Stock	*	*	3,130
	Jennison	Schlumberger Ltd Common Stock	*	*	2,151
	Jennison	Splunk Inc Common Stock	*	*	1,626
	Jennison	Starbucks Corp Common Stock	*	*	3,710
	Jennison	Tjx Companies Inc Common Stock	*	*	2,565
	Jennison	Tesla Motors Inc Common Stock	*	*	1,946

ERICSSON US 401(k) Plan

SCHEDULE H LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2016

(Thousands of dollars)

EIN: 06-1119960

Plan Number: 006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Jennison	Time Warner Inc Common Stock	*	*	995
	Jennison	Ulta Salon Cosmetics & Fragran Common Stock	*	*	1,432
	Jennison	Vertex Pharmaceuticals Inc Common Stock	*	*	627
	Jennison	Visa Inc Common Stock Cl.A	*	*	6,329
	Jennison	Workday Common Stock	*	*	1,762
	Jennison	Allergan Plc Common Stock	*	*	3,461
	Jennison	Nxp Semiconductors Nv Common Stock	*	*	1,950
	Jennison	Alibaba Group Holding Ltd Common Stock - Adr	*	*	4,343
	Jennison	Inditex Common Stock Unsponsored Adr	*	*	4,238
	Jennison	Shire Pharmaceuticals Common Stock Sponsored Adr	*	*	3,274
	Jennison	Tencent Holdings Ltd Common Stock Unsponsored Adr	*	*	4,336
	Jennison	Federated Government Obligations Is #5	*	*	677
	Eagle Funds	Abiomed Inc Common Stock	*	*	572
	Eagle Funds	Acuity Brands Inc Common Stock	*	*	1,003
	Eagle Funds	Align Technology Inc Common Stock	*	*	457
	Eagle Funds	Ameriprise Financial Inc Common Stock	*	*	1,339
	Eagle Funds	Amphenol Corp Common Stock Cl.A	*	*	939
	Eagle Funds	Ansys Inc Common Stock	*	*	831
	Eagle Funds	Autodesk Inc Common Stock	*	*	1,077
	Eagle Funds	Autozone Inc Common Stock	*	*	687
	Eagle Funds	Bard Cr Inc Common Stock	*	*	1,009
	Eagle Funds	Biomarin Pharmaceutical Inc Common Stock	*	*	897
	Eagle Funds	Brixmor Property Group Inc Common Stock	*	*	1,004
	Eagle Funds	Brunswick Corp Common Stock	*	*	766
	Eagle Funds	Burlington Stores Common Stock	*	*	1,574
	Eagle Funds	Cigna Corp Common Stock	*	*	501
	Eagle Funds	Centene Corp Common Stock	*	*	766
	Eagle Funds	Church And Dwight Co Inc Common Stock	*	*	827
	Eagle Funds	Coherent Inc Common Stock	*	*	1,084
	Eagle Funds	Constellation Brands Inc Common Stock	*	*	752
	Eagle Funds	Cooper Companies Inc Common Stock	*	*	830
	Eagle Funds	Costar Group Inc Common Stock	*	*	649
	Eagle Funds	Crown Castle Intl Corp Common Stock	*	*	971
	Eagle Funds	Delta Airlines Inc Common Stock	*	*	1,217
	Eagle Funds	Diamondback Energy Inc Common Stock	*	*	1,425
	Eagle Funds	Dollar Tree Inc Common Stock	*	*	753
	Eagle Funds	Domino’s Pizza Inc Common Stock	*	*	865
	Eagle Funds	Edwards Lifesciences Corp Common Stock	*	*	988

ERICSSON US 401(k) Plan

SCHEDULE H LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2016

(Thousands of dollars)

EIN: 06-1119960

Plan Number: 006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Eagle Funds	Electronic Arts Inc Common Stock	*	*	1,711
	Eagle Funds	Equity Residential Common Stock	*	*	664
	Eagle Funds	Fleetcor Technologies Inc Common Stock	*	*	471
	Eagle Funds	Fortune Brands Home & Sec Inc Common Stock	*	*	881
	Eagle Funds	Hexcel Corp Common Stock	*	*	915
	Eagle Funds	Huntsman Corp Common Stock	*	*	682
	Eagle Funds	Ilg Inc Common Stock	*	*	658
	Eagle Funds	Ipg Photonics Corp Common Stock	*	*	710
	Eagle Funds	Idexx Labs Inc Common Stock	*	*	635
	Eagle Funds	Intuitive Surgical Inc Common Stock	*	*	1,292
	Eagle Funds	Juniper Networks Inc Common Stock	*	*	933
	Eagle Funds	Laboratory Corp America Hldgs Common Stock	*	*	401
	Eagle Funds	Lennar Corp Common Stock Cl.A	*	*	1,290
	Eagle Funds	Liberty Interactive Corp Common Stock Cl.A	*	*	1,344
	Eagle Funds	Lions Gate Entmnt Corp Common Stock Cl.A	*	*	477
	Eagle Funds	Lions Gate Entmnt Corp Common Stock Cl.B	*	*	435
	Eagle Funds	Mgm Resorts International Common Stock	*	*	840
	Eagle Funds	Marriott International Inc Common Stock	*	*	703
	Eagle Funds	Martin Marietta Materials Inc Common Stock	*	*	1,764
	Eagle Funds	Microchip Technology Inc Common Stock	*	*	1,132
	Eagle Funds	Micron Technology Inc Common Stock	*	*	1,068
	Eagle Funds	Middleby Corp Common Stock	*	*	858
	Eagle Funds	Monster Beverage Corp Common Stock	*	*	909
	Eagle Funds	Moody’s Corp Common Stock	*	*	798
	Eagle Funds	Nvidia Corp Common Stock	*	*	2,041
	Eagle Funds	O’reilly Automotive Inc Common Stock	*	*	962
	Eagle Funds	Old Dominion Freight Line Inc Common Stock	*	*	735
	Eagle Funds	Palo Alto Networks Inc Common Stock	*	*	622
	Eagle Funds	Rsp Permian Inc Common Stock	*	*	1,353
	Eagle Funds	Sba Communications Corp Common Stock Cl.A	*	*	1,285
	Eagle Funds	Sally Beauty Co Inc Common Stock	*	*	1,258
	Eagle Funds	Schein Henry Inc Common Stock	*	*	678
	Eagle Funds	Scotts Miracle Gro Co Common Stock	*	*	900
	Eagle Funds	Seattle Genetics Inc Common Stock	*	*	335
	Eagle Funds	Servicenow Inc Common Stock	*	*	514
	Eagle Funds	Sherwin-Williams Co Common Stock	*	*	764
	Eagle Funds	Signature Bk New York N Y Common Stock	*	*	1,489
	Eagle Funds	Sirius Xm Holdings Inc Common Stock	*	*	1,839
	Eagle Funds	Smith A O Common Stock	*	*	870
	Eagle Funds	Southwest Airlines Co Common Stock	*	*	853

ERICSSON US 401(k) Plan

SCHEDULE H LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2016

(Thousands of dollars)

EIN: 06-1119960

Plan Number: 006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Eagle Funds	Splunk Inc Common Stock	*	*	870
	Eagle Funds	Synopsys Inc Common Stock	*	*	817
	Eagle Funds	Td Ameritrade Hldg Corp Common Stock	*	*	1,193
	Eagle Funds	Twitter Inc Common Stock	*	*	362
	Eagle Funds	Tyler Technologies Inc Common Stock	*	*	595
	Eagle Funds	Ulta Salon Cosmetics & Fragran Common Stock	*	*	539
	Eagle Funds	Ultimate Software Group Inc Common Stock	*	*	727
	Eagle Funds	United Rentals Inc Common Stock	*	*	982
	Eagle Funds	Vca Antech Inc Common Stock	*	*	857
	Eagle Funds	Vail Resorts Inc Common Stock	*	*	365
	Eagle Funds	Verisk Analytics Inc Common Stock Cl.A	*	*	900
	Eagle Funds	Wabco Holdings Inc Common Stock	*	*	858
	Eagle Funds	Waste Connections Inc Common Stock	*	*	2,301
	Eagle Funds	West Pharmaceutical Svsc Inc Common Stock	*	*	374
	Eagle Funds	Xilinx Inc Common Stock	*	*	432
	Eagle Funds	Zimmer Biomet Holdings Inc Common Stock	*	*	521
	Eagle Funds	Zoetis Inc Common Stock	*	*	1,271
	Eagle Funds	Allegion Plc Common Stock	*	*	624
	Eagle Funds	Ihs Markit Ltd Common Stock	*	*	1,020
	Eagle Funds	International Game Technology Common Stock	*	*	718
	Eagle Funds	Seagate Technology Common Stock	*	*	786
	Eagle Funds	Aercap Holdings Nv Common Stock	*	*	763
	Eagle Funds	Sensata Technologies Holding Common Stock	*	*	868
	Eagle Funds	Royal Caribbean Cruises Ltd Common Stock	*	*	1,841

					275,991

*	Self-Directed Brokerage Account	Various Investments, Including Mutual Funds, Common Stocks, ETF’s And Cash	*	*	68,893

*	Ericsson	Ericsson Stock Fund	*	*	30,855

	Total Investments				2,851,827

*	Participant Loans	Terms Of Up To 5 Years, Interest Rates Ranging From 3.25% To 10.50%	*	*	20,910

	Total				$2,872,737

*	Party In Interest
**	Not Required For Participant Directed Accounts
***	All investments were stated at fair value as of December 31, 2016 with the exception of the collective trusts or the Stable Value Fund, which is stated at contract value.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ericsson US 401(k) Plan

Date: 06/29/2017

Toby Todd
Head of Total Rewards, Region North America

EXHIBIT INDEX

Exhibit No.

99.1 Consent of Independent Accountants – Filed herewith